February 13, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Michael Purcell

Mr. Kevin Dougherty

Mr. John Coleman

Ms. Joanna Lam

Mr. Craig Arakawa

Re:	Brazil Potash Corp.

Amendment No. 2 to Draft Registration Statement on Form F-1

CIK No. 0001472326

Ladies and Gentlemen:

This letter is submitted on behalf of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the draft Registration Statement on Form F-1 (as amended, the “Registration Statement”) confidentially submitted by the Company to the Commission on November 23, 2022 (“Amendment No. 1”), as set forth in your letter dated December 20, 2022 addressed to Mr. Matthew Simpson, Chief Executive Officer and a Director of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 1, and page references in the Company’s responses refer to Amendment No. 2.

GREENBERG TRAURIG, LLP • ATTORNEYS AT LAW • WWW.GTLAW.COM

1840 Century Park East, Suite 1900 • Los Angeles, California 90067-2121 • Tel 310.586.7700 • Fax 310.586.7800

U.S. Securities and Exchange Commission

February 13, 2023

Form DRS/A Submitted November 23, 2022

Prospectus Summary

Organizational Structure, page 1

1.

We note your disclosure that the Company owns an approximate 99.99% stake in Potássio do Brasil Ltda., with the affiliated company Forbes Empreendimentos Minerais Ltda. owning an approximate 0.01% stake in your subsidiary. On page F-6 however, it states your Company owns a 100% stake in Potássio do Brasil. Please clarify whether Potássio do Brasil is a wholly owned subsidiary.

The Company has revised the disclosure and the organizational chart in “Prospectus Summary—Organizational Structure” (page 1) and “Business—Corporate History and Organizational Structure—Organizational Structure” (page 76) to reflect that the Company owns a 100% stake in Potássio do Brasil Ltda., and that Potássio do Brasil Ltda. is a wholly-owned subsidiary of the Company.

The Company respectfully advises the Staff that Forbes Empreendimentos Minerais Ltda. is in the process of transferring its 0.01% stake in Potássio do Brasil Ltda. to the Company, and that the Company believes that JUCEA (Junta Comercial do Estado do Amazonas), the registration agency of the state of Amazonas, Brazil, is expected to register this change by the end of February 2023, but in any event, prior to the effectiveness of the Registration Statement.

Our Competitive Strengths

Significant reduction in carbon emissions, page 7

2.

You disclose that based on an analysis you commissioned from a consulting firm to assess the greenhouse gas (“GHG”) emissions anticipated to be generated by the Autazes Project, as compared to a similar potash producer located in Saskatchewan, Canada exporting an equivalent amount of potash to Brazil, you believe that the production of potash from the Autazes Project would generate approximately 80% less Scope 1 and 2 GHG Emissions, and, when added to the reduction in Scope 3 GHG Emissions, you believe that your potash production will produce approximately 1.4 million tons less GHG emissions per year, which is the equivalent of planting approximately 57 million new trees. Please revise to provide the material assumptions of this analysis and discuss how this analysis was conducted, and any limitations of your approach.

The Company has revised the disclosure in “Prospectus Summary—Our Competitive Strengths—Competitively advantaged carbon emissions profile” (pages 7-8), “Business—Our Competitive Strengths—Competitively advantaged carbon emissions profile” (pages 77-78), and “Business—Environmental, Social and Governance—Environmental—Climate-related Risks and Opportunities (including GHG Emissions and Energy Management)” (pages 92-94) to add disclosure with respect to the material assumptions of the Company’s GHG analysis, how this analysis was conducted, and the limitations of this approach.

U.S. Securities and Exchange Commission

February 13, 2023

The development of the Autazes Project is a priority for Brazil, page 8

3.

You disclose that the Autazes Project was deemed to be of “National Importance” by Brazil’s Federal Government and National Observatory, and that the Federal Government of Brazil also included the Autazes Project in its Partnership Investment Program. Please disclose the date of such designations, and any term or time period that such designations will continue. Please also disclose the extent such programs are impacted by a change in government, such as the recent presidential election in Brazil.

The Company has revised the disclosure in “Prospectus Summary—Our Competitive Strengths—The development of the Autazes Project is a priority for Brazil” (page 8), “Prospectus Summary—Our Industry and Market Opportunity—Market Opportunity: Brazil – A Key Potash Market” (page 14), “Business—Our Competitive Strengths—The development of the Autazes Project is a priority for Brazil” (page 78), and “Business—Our Industry and Market Opportunity—Market Opportunity: Brazil – A Key Potash Market” (page 84) to include the respective dates on which the Autazes Project was designated as a project of “National Importance” and admitted into Brazil’s “Partnership Investment Program”.

The Company respectfully advises the Staff that neither the designation of the Autazes Project as a project of “National Importance” by Brazil’s Federal Government and National Observatory, nor the admittance of the Autazes Project into Brazil’s “Partnership Investment Program”, has a specified termination or end date. In addition, the Company respectfully advises the Staff that the Company does not believe that such designation and program are or will be impacted by a change in government, such as the recent presidential election and change in administration in Brazil.

Risk Factors

We may face potential opposition to the Autazes Project, which could increase our operating costs...,

4.

You disclose that opposition by any indigenous communities or governmental or nongovernmental organizations to your proposed operations may require modifications to the development and/or operational plans of the Autazes Project, or may require you to spend significant amounts of time and resources in litigation or enter into agreements with such indigenous communities or governmental or non-governmental organizations with respect to the Autazes Project in order to secure necessary permits and licenses. As an example, you disclose that in July 2015 you received your Preliminary Environmental License for the Autazes Project, however, in March 2017, you agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people to suspend it subject to resolution of the December 2016 Civil Investigation, and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169. Please disclose the purpose or objective of the consultations with the local Mura indigenous communities under International Labour Organization Convention 169, and disclose any impact such consultations could have on your Autazes Project.

The Company has revised the disclosure in “Risk Factors—Risks Related to our Company—We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project” (pages 38-39) to disclose the purpose and objective of the Company’s consultations with the local Mura indigenous communities under International Labour Organization Convention 169, and the impact that the failure to complete such consultations could have on the Autazes Project.

U.S. Securities and Exchange Commission

February 13, 2023

Additionally, the Company has revised the disclosure in “Prospectus Summary—Regulatory Overview—Brazilian Mining Regulations—Environmental Licenses—Preliminary Environmental License” (page 3) and “Business—Regulatory Overview—Brazilian Mining Regulations—Environmental Licenses—Preliminary Environmental License” (page 88) to disclose the purpose and objective of the Company’s consultations with the local Mura indigenous communities under International Labour Organization Convention 169.

Business

Legal Proceedings

Civil Investigation; Mining Rights Surrounding Other Indigenous Communities, page 93

5.	Please disclose the date of the proceedings disclosed in this section.

The Company has revised the disclosure in “Business—Legal Proceedings—Civil Investigation; Mining Rights Surrounding Other Indigenous Communities” (page 98) to include the dates of the proceedings described in such section.

Foreign Investment Restrictions and Control, page 93

6.

Please disclose if you believe you are in compliance with the requirements discussed under “Foreign Investment Restrictions” and “Foreign Investment Control” at this time in terms of your ownership of the Autazes Property.

The Company has revised the disclosure in “Business—Foreign Investment Restrictions and Control—Foreign Investment Restrictions” (page 99) and “—Foreign Investment Control” (page 99) to affirmatively state that the Company believes that it is at this time in compliance with the requirements discussed under “—Foreign Investment Restrictions” and “—Foreign Investment Control” with respect to the Company’s ownership of the Autazes Property.

Description of the Autazes Project and the Autazes Property, page 100

7.	Please disclose the following with respect to your mineral resources and mineral reserves as required by Item 1304(d) of Regulation S-K:

•	Disclose the metallurgical recovery and mineral pricing.

•	Disclose the point of reference to which each of your resources and reserves were determined, such as in-situ, mill feed, or saleable product.

•	Disclose mineral resources exclusive of mineral reserves.

U.S. Securities and Exchange Commission

February 13, 2023

The Company has:

•

added disclosure in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Reserve Estimates” (page 114) to disclose the metallurgical recovery and mineral pricing;

•

added disclosure in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates” (pages 112-114) to disclose the point of reference to which each of the Company’s Mineral Resource and Mineral Reserve estimates was determined; and

•

revised the disclosure and the tables in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Resource Estimates” (page 113) to disclose the Mineral Resource estimates exclusive of the Mineral Reserve estimates;

as required by Item 1304(d) of Regulation S-K.

8.	For the first time reporting of mineral resources and mineral reserves provide a brief discussion of material assumptions as required by Item 1304(f) of Regulation S-K.

The Company has added disclosure in “Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates—Mineral Resource Estimates” (pages 112-113) and “—Mineral Reserve Estimates” (pages 113-114) to provide a brief discussion of material assumptions as required by Item 1304(f) of Regulation S-K.

9.	Please revise your disclosure on page 99 to clarify that the estimated capital costs are the initial capital costs and do not include sustaining capital expenditures.

The Company has revised the disclosure in “Description of the Autazes Project and the Autazes Property—Estimated Costs and Economic Analysis—Estimated Capital Costs” (page 110) to clarify that the estimated capital costs are the initial capital costs and do not include sustaining capital expenditures.

Item 8. Exhibits and Financial Statement Schedules

96.1, page II-6

10.	We note that several figures in your technical report are blurry and not legible, such as Figure 4 on page 33 and Figure 45 on page 106. Please review all figures and revise as necessary.

The Staff’s comment is duly noted by the Company. The Company has updated “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study” (filed as Exhibit 96.1 to the Registration Statement) to provide a clear, high-resolution presentation of the figures and images included therein.

U.S. Securities and Exchange Commission

February 13, 2023

11.

Please provide more detail regarding the resource cut-off grade and the reserve cut-off grade as required by Item (601)(b)(96)(iii)(B)(11)(iii) and Item (601)(b)(96)(iii)(B)(12)(iii) of Regulation S-K, respectively.

The Company has revised the disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 11: Mineral Resource Estimates—Section 11.3: Estimation Method” (page 78 of Exhibit 96.1) and “—Chapter 12: Mineral Reserve Estimates—Section 12.2.4: Cut-Off Grade” (page 88 of Exhibit 96.1) to provide more details regarding the resource cut-off grade and the reserve cut-off grade as required by Item (601)(b)(96)(iii)(B)(11)(iii) and Item (601)(b)(96)(iii)(B)(12)(iii) of Regulation S-K, respectively.

12.

Please revise to include the entire discounted cash flow analysis to comply with Item 601(b)(96)(iii)(B)(19). At a minimum this should include material assumptions including but not limited to production, revenue, operating costs, royalties, taxes, and capital costs for each year for the life of the project.

The Company has revised the disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 19: Economic Analysis—Section 19.5: Financial Projections” (pages 276-283 of Exhibit 96.1) to include the entire discounted cash flow analyses as required by Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

13.

Please revise the “Reliance on Information by the Registrant” section of your technical reports to only include categories of information under Item 1302(f)(1) of Regulation S-K. Other information that has been included in this section should be removed and or moved to another section of the technical report so that the information is consistent with the disclosure specified under Item 1302(f)(2) of Regulation S-K.

The Company has revised the disclosure in “Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study—Chapter 25: Reliance on Information Provided by the Registrant” (pages 328-329 of Exhibit 96.1) to remove the categories of information that are not required by Item 1302(f)(1) of Regulation S-K.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact me at (954) 768-8221; distefanor@gtlaw.com, or William Wong at (310) 586-7858; wongw@gtlaw.com.

Sincerely,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

Daniel A. O’Shea, Esq., Sidley Austin LLP